FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
604-562-9664
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Announces the Grand Opening of Its Giga-shack Core Facility

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 31, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the grand opening of its new 25,000sq ft core shack and office facility in Gander, Newfoundland and Labrador, designed and constructed to support logging and processing of drill core from the ongoing 500,000m drill campaign at its Queensway Project. The 100%-owned Queensway Project comprises an approximately 1,650km2 area with the current area of drilling focused along the Appleton Fault Zone accessible via the Trans-Canada Highway, 15km west of Gander. On January 27, 2023, New Found hosted a grand opening ceremony for this new facility and it is now operational and receiving core from the Queensway drilling.

Highlights:

  The Giga-Shack is a modern core processing facility with 15,000sq ft of floor area dedicated to drill core logging, core cutting, and sample preparation. It also includes 10,000sq ft of office space including 23 new offices and several common area workspaces. The facility was constructed on the same land parcel as the Company’s existing 7,500sq ft core facility in Gander and has been designed to support the wide range of exploration and anticipated future development activities at the Queensway Project.
  This new facility was constructed over a ten-month period and was completed within budget with zero lost time injuries by an all-Newfoundland-based consortium of contractors.
  New Found would like to thank the local companies and contractors who completed this work including Riverstone Construction, Gander Electrical and Mechanical, Lou’s Electrical, Cecon Engineering, Crosby Engineering, Landmark Surveys, Balsoms Plumbing and Heating, The Computer Shack and H. Wareham and Sons, and a special thank you to the team of men and women whose dedication contributed to the safe and successful completion of this project.

Greg Matheson, COO of New Found, stated: “As the Queensway Project continues to grow, adding the Giga-Shack will enhance the efficiency of drilling operations and provide much-needed additional office space for our exploration and pre-development team. I’d like to thank the many contractors that contributed to the completion of the project and the Town of Gander for its ongoing support of the Company. Newfoundland is fortunate to have both a highly skilled workforce of tradespeople and supportive communities that enable projects like Queensway to move forward efficiently and successfully. Thank you also to the many people who were able to attend our open house event on Friday.”

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $90-million as of January 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project;; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: January 31, 2023	By:	/s/ Collin Kettell
Chief Executive Officer